November 14, 2007

Ms. Jessica Barberich

Securities and Exchange Commission

Main Stop 4561

100 F Street, NE

Washington, D.C. 20549

Re:	Tower Park Marina Investors, LP
File No. 0-17672

Dear Ms. Barberich:

In response to your letter of November 6, 2007, we have done the following:

1.	Exhibits 31.1, 31.2 and 31.3 - We will revise our certifications in future filings to exclude the title of the certifying individual.

2.	We will change language in all future certifications to be consistent with the language set forth in item 601(b)(31) of Regulation S-B.

3.	We have added language to our current filing, September 30, 2007 Form 10-QSB to include an explanation of how the deferred gain was calculated.

The Company also acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (818) 907-0400 ext. 243 if you have any further questions.

Regards,

/s/ Jeffrey K. Ellis
Jeffrey K. Ellis
Chief Financial Officer